FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of November 2004 and incorporated by reference herein is the Registrant’s immediate report dated November 17, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: November 17, 2004

Sparekassernes Datacenter (SDC) Chooses BluePhoenix Again,
This Time for Customizing Their KerneSystem for Norway’s Terra

Resource Intensive Project Will Require a Significant Increase
in the Number of Employees at the BluePhoenix Nordic Solution Center

COPENHAGEN, Denmark and Herzlia, Israel – November 17, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that Sparekassernes Datacenter (SDC), a data center for 79 Danish banks, has chosen BluePhoenix to customize their existing KerneSystem for use by Terra, a holding company for over 80 banks in Norway.

SDC developed KerneSystem 10 years ago using BluePhoenix™ AppBuilder. The KerneSystem is a financial and customer relationship management application used by many Danish banks. Terra, a holding company for Norwegian banks, who had been using an outside data center to handle their banks’ IT operations, decided to start using SDC’s KerneSystem. Terra will also migrate all of their operations to SDC’s data center.

SDC chose BluePhoenix to manage a significant portion of this project based on their positive ongoing experience with the company. BluePhoenix will be SDC’s main subcontractor for adapting KerneSystem to Terra’s specific requirements. This project will require hiring additional professional resources at the Nordic center as well as at an offshore location.

“We have a highly successful working relationship with BluePhoenix and it was only natural for us to approach them for this assignment as well. The initial gap analysis they did proved their ability to do this project and was instrumental in helping us win this deal,” said Jørgen Giversen, CEO of SDC. “We are looking forward to working with them on yet another mutually rewarding project.”

“AppBuilder’s strength, including its Multi-Language User Interface capabilities, is demonstrated in this project,” added Arik Kilman, CEO of BluePhoenix Solutions. “The ability to reliably and efficiently handle several distinct languages within one application was a major factor in SDC’s decision. Otherwise, it would have been very hard to use KerneSystem in both Denmark and Norway.”

About Terra-Gruppen AS
Terra-Gruppen AS, established in 1997 and based in Oslo, Norway, is owned by 86 Norwegian local savings banks. The shareholding banks in Terra-Gruppen have, with their more than 700,000 customers, approximately 12 percent market share in the Norwegian retail market and approximately 5 percent of the total banking market. Terra-Gruppen’s mission and business idea is to offer financial products, provide cost advantages and protect the shareholders’ interests in the banking area. For more information, please visit www.terra-aksjehandel.no.

About SDC
The SDC Group is an IT Centre that develops and maintains IT systems, primarily for the financial sector. With 250 employees, SDC Udvikling A/S had US$ 69 million in revenue in 2003. SDC’s customers include, among others, 79 local banks that have a total balance of US$ 17.2 billion. For more information, please visit www.sdc.dk.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945 tcohen@bphx.com